[GRAPHIC OMITTED][Acergy]

                    Acergy S.A. Change of Registered Address

London, England - November 24, 2008 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) today announced that with effect from November 21, 2008 Acergy S.A., a Societe Anonyme Holding R.C.S. Luxembourg B 43172, registered address will be: 412F, route d'Esch, L-2086 Luxembourg.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

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